UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
AICENNA LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
03/17/2025

Physical address of issuer
16192 Coastal Highway,
Lewes, Sussex County DE 19958 ,

Website of issuer
www.aicenna.com

Name of intermediary through which the Offering will be conducted
ChainRaise

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Silicon Prairie Portal & Exchange LLC

Type of security offered
Members Interest

Target number of Securities to be offered
30 000

Price (or method for determining price)
$2.00

Target offering amount (Minimum)
$60,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$600,000.00

Deadline to reach the target offering amount
June 19, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss/Profit	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 3, 2025

FORM C

Up to $600,000.00



AICENNA **LLC**

Units of Members Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by AICENNA LLC a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Members Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $60,000.00 and up to $600,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1000 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000	$50.00	$950.00
Aggregate Minimum Offering Amount	$60,000.00	$3,000.00	$57,000.00
Aggregate Maximum Offering Amount	$600,000.00	$30,000.00	$570,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.aicenna.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is **July 3, 2025**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SILICON PRAIRIE PORTAL & EXCHANGE LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.aicenna.com

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

AICENNA LLC (the "Company") is a Delaware Limited Liability/Incorporation Company, formed on March 17, 2025.

The Company is located at: 16192 Coastal Highway,
Lewes, Sussex County DE 19958 ,

The Company's website is : www.aicenna.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

AICENNA LLC is a healthcare technology company operating as a Special Purpose Vehicle (SPV), focused on delivering AI-enabled applications through a fully integrated digital health ecosystem. Its platform combines real-time data from IoT-enabled wearables and biosensors with advanced digital twin technology to create dynamic, virtual models of patients. These models support predictive simulations for disease progression and help optimize personalized treatment plans.
The system also features AI-driven clinical decision support, remote patient monitoring, and a lab report upload module that analyzes diagnostics alongside real-time vitals and genomic insights. AICENNA's MedAI Studio empowers researchers and clinicians to build and refine disease-specific AI models with ease, accelerating early disease detection and continuous model improvement.
An AI-powered conversational assistant, HealthBot, enhances user interaction by providing personalized insights, lab result interpretations, and symptom-based analysis. The platform is accessible via web and mobile apps, supporting real-time health dashboards, telehealth consultations, and secure, cloud-based data management—ensuring scalable, remote access for patients, providers, and researchers.
AICENNA LLC is redefining digital healthcare by combining AI, IoT, and cloud technologies into a **holistic, intelligent platform**—enabling predictive, preventive, and personalized care for a healthier future.

The Offering

Minimum amount of Members Interest being offered	30 000 units
Total Members Interest outstanding after Offering (if minimum amount reached)	9 730 000 units
Maximum amount of Members Interest being offered	300 000 units
Total Members Interest outstanding after Offering (if maximum amount reached)	10 000 000 units
Purchase price per Security	$2.00
Minimum investment amount per investor	$ 1 000
Offering deadline	June 19 , 2026
Use of proceeds	See the description of the use of proceeds on page below hereof.
Voting Rights	See the description of the voting rights on page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our [research, development or commercialization programs, product launches or marketing efforts,] any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Syed Salman Naeem Gilani who is the Member of the Company.. The loss of Syed Salman Naeem Gilani or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Syed Salman Naeem Gilani in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Syed Salman Naeem Gilani) should die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitons or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain-related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, and a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Regulatory Risks.
There is a risk that we may not achieve regulatory approval for its products. The regulatory pathway involves specific testing and compliance with standards, which presents challenges in meeting the requirements set by regulatory bodies like the FDA.

Commercialization Risks (Distribution + Pricing/Reimbursement)
The company faces challenges in Commercializing its products and services. Success depends on effective distribution, pricing, reimbursement strategies. and gaining market acceptance against established competitors.

Commercialization Risks Intellectual Property
The company relies on its patented technology. There is a risk associated with protecting these patents and maintaining their competitive advantage in various international markets.

Market Acceptance Risk.
There is a risk that the market may not readily accept our new technology. Market trends and consumer preferences can be unpredictable and may not align with the company's expectations.

Supply Chain and Manufacturing Risk.
Given the custom design of the company's services, there is a risk in maintaining a consistent and reliable supply chain and manufacturing processes. Any disruptions or inefficiencies can impact product availability and quality.

Competitive Landscape Risk.
The company operates in a highly competitive market with established players. The company faces the risk of intense competition which may affect its market share and profitability.

Our new product could fail to achieve the sales projections we expect.
Our growth projections are based on the assumption that an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. it is possible that our new products may fail to gain market acceptance for any number of reasons. if the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Some of our products are still in the prototype phase and might never be operational products.
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are

currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks.

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service.

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Uncertain Regulatory Landscape.

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable.

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, or violate the rights owned by the Company. The Company intends to continue to protect competitors may misappropriate or its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Congressional action to reduce spending may result in cuts to Medicaid which in turn might impair access to our products in the U.S., thereby adversely affecting our revenues and results of operations.

Congress is considering proposals to enact significant cuts to Medicaid via its fiscal 2026 budget that may include as much as $880 billion in cuts from Medicaid and health spending projections over 10 years. Approval of such a budget does not mean immediate reductions in Medicaid but rather sets off a long legislative process. Many barriers remain to enacting major Medicaid cuts. Any cuts in Medicaid may impair access to our products in the U.S., thereby adversely affecting our revenues and results of operations.

Our ability to generate revenues from our products is subject to attaining significant market acceptance among physicians, other qualified HCPs, patients, specialty distributors, and healthcare payers and our ability to successfully develop and execute commercialization strategies for each of our products. Failure to do so would adversely impact our financial condition and prospects.

A substantial majority of our resources are focused on the commercialization of our current products. Our current products, and other products or product candidates that we may develop or acquire, may not attain market acceptance among physicians and other HCPs to administer our products, patients, specialty distributors, healthcare payers or the medical community. If any of our commercial strategies are unsuccessful or we fail to successfully modify our strategies over time due to changing market conditions, our ability to increase market share for our products, grow revenues and sustain profitability will be harmed.

Risks Related to the Securities

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Membership Interests. Because Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Membership Interests may also adversely affect the price that you might be able to obtain for the Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Company has the right to extend the Offering deadline, and your investment may continue to be held in escrow until the extended deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have pre-emptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

Investors shall have no inspection or information rights.
Investors will not have the right to inspect the Company's books and records or to receive financial or other information from the Company other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT

BUSINESS

Description of the Business

AICENNA LLC is a specialized purpose vehicle (SPV) that pioneers cutting-edge solutions in healthcare through artificial intelligence (AI) and digital technologies. Focused on transforming patient care, AICENNA develops AI-enabled applications and provides an integrated, end-to-end digital health ecosystem that bridges patients, clinicians, researchers, and diagnostic centers.

Core Offerings and Capabilities

1. IoT-Enabled Wearables & Biosensors
AICENNA's ecosystem includes smart wearables and biosensors that enable **continuous real-time monitoring** of vital signs and lifestyle factors, empowering proactive health management.

2. AI-Powered Digital Twin Technology
The platform creates a dynamic, virtual representation of each patient, continuously updated with real-time health data. This **digital twin** enables **predictive simulations** for disease progression and optimizes personalized treatment pathways.

3. Clinical Decision Support & Remote Monitoring
Through intelligent, AI-driven alerts and analytics, clinicians receive **actionable insights** for timely interventions. Remote monitoring tools enhance patient oversight and support value-based care.

4. Lab & Patient Report Upload Module
Diagnostic centers and patients can upload lab reports—including advanced diagnostics like DNA methylation analyses—into the system. AI cross-references these results with real-time vitals and digital twin data, offering **automated health risk assessments** and consolidated records for streamlined clinical decision-making.

5. MedAI Studio – Research & Model Development Platform
This innovative module allows clinicians and researchers to **train, test, and deploy AI disease models** with minimal technical overhead. MedAI Studio fosters **early disease detection** and continuously evolves through real-world data, ensuring relevance and precision in medical AI.

6. HealthBot – Conversational Healthcare Assistant
An intelligent, voice/text-based assistant that provides **personalized health insights**, lab result explanations, wellness advice, and symptom-based preliminary analysis. HealthBot supports doctors and researchers by querying digital twins for real-time patient insights and streamlining patient interaction.

7. Deployment & Accessibility Module
The AICENNA platform is available on **web and mobile apps (iOS & Android)**, offering:
- Real-time health dashboards
- AI-assisted telehealth consultations
- Lab report uploads and analysis
- Secure, cloud-based access for patients and clinicians

- A robust **provider portal** with advanced analytics and EMR integration

8. Secure Cloud-Based Data Platform
A scalable and secure platform for **health record management**, supporting interoperability and data sharing under defined privacy frameworks. This ensures **compliance, scalability**, and **data-driven collaboration** across the care continuum.

AICENNA LLC is redefining digital healthcare by combining AI, IoT, and cloud technologies into a **holistic, intelligent platform**—enabling predictive, preventive, and personalized care for a healthier future.

Business Plan (Detailed)

Our financial model is built on a three-tiered subscription framework, each designed to cater to varying levels of user needs while ensuring scalability, vendor integration, and long-term profitability.

1. Basic Tier – AI Chatbot Support
This entry-level subscription offers round-the-clock AI-enabled chatbot support. Subscribers interact with our digital health assistant to receive:
•Basic health advice and symptom triaging
•Lifestyle recommendations
•Guidance on when to escalate to specialist care.
This tier primarily incurs development and maintenance costs for the AI engine, NLP models, and data security systems.

2. Hybrid Tier – AI + Specialist Diagnostic Support
The second tier introduces a hybrid care model, combining AI intelligence with expert human intervention. Key features include:
•Continuous health monitoring via smart devices (e.g., smartwatches, rings)
•Integration of test results from labs and diagnostic providers
•Prescriptive support by licensed medical specialists, triggered via AI recommendations
In this model, our platform serves as a centralized hub that connects patients with an ecosystem of healthcare vendors, including:
•Wearable device manufacturers
•Diagnostic laboratories
•Pharmacies
•Hospitals and specialist doctors
We retain a service margin by collecting subscription fees from clients and remitting payments to vendors based on pre-agreed pricing or usage metrics.

3. Premium Tier – Concierge Healthcare Services
Our top-tier offering provides a fully personalized, end-to-end healthcare concierge experience, including:
•Dedicated health advisors
•Personalized health planning and navigation
•Priority access to tests, specialists, and treatments
•On-demand escort and care coordination services

This model is built for high-touch, high-value users and incorporates custom service design, premium vendor partnerships, and human-in-the-loop support at every stage of the healthcare journey.

Financial Considerations and Assumptions

•**Revenue Streams**: Subscription fees across all tiers, commissions on diagnostics/pharma transactions, and potential licensing of platform tech to institutions.

•**Cost Structure**: AI infrastructure, platform development, vendor payments, healthcare professional fees, and concierge staffing.

•**Scalability**: The modular, API-friendly design enables rapid vendor onboarding and expansion into new markets.

•**Unit Economics**: Subscription margins improve with scale, particularly in Tier 1 and 2 where AI reduces operational costs over time. Tier 3 offers high-margin returns per client with a focus on premium experience delivery.

This financial model supports a sustainable and scalable digital healthcare ecosystem, positioning our platform as a central orchestrator of personalized, technology-enabled health services, while ensuring robust revenue generation and strong value delivery to both clients and partners.

History of the Business

N/A

The Company's Products and/or Services

Early Disease Detection Using Health IoT and Digital Twin Technology with DNA Methylation Analysis

Competition

While there are a number of players offering fragmented solutions in the AI-driven health and digital care space, few — if any — provide the comprehensive, fully integrated healthcare ecosystem that our platform enables.

Many current solutions focus narrowly on symptom checkers, AI chatbots, or telehealth video consultations. Others offer concierge medicine but lack the scalability, AI intelligence, and real-time data integration to deliver precision care across user segments.

A few notable companies like Teladoc Health, Forward, and K Health have made strides in combining technology with clinical support. However, our platform is differentiated by its digital twin architecture, continuous health monitoring through wearables, and AI-guided escalation paths, all under a modular subscription model that adapts to the user's needs over time.

By integrating diagnostics, wearable data, personalized AI agents, and human clinicians into a single cohesive platform, we move beyond simple virtual care — building a next-generation, proactive healthcare model.

Supply Chain

Given the custom design of the company's services, there is a risk in maintaining a consistent and reliable supply chain and manufacturing processes. Any disruptions or inefficiencies can impact product availability and quality.

Customer Base

Our target customers are health-conscious, tech-savvy individuals across a wide spectrum — from everyday users seeking AI-led preventive guidance, to chronically ill patients requiring hybrid support, and high-net-worth individuals demanding premium concierge care.

These customers share a common desire for:

• Personalized, real-time healthcare insights

• Seamless access to diagnostics, specialists, and planning tools

• Convenience and trust, especially as digital health becomes mainstream

We also see significant mid- to long-term opportunity in the institutional space, including employer health plans, insurance providers, and medical research organizations seeking scalable, intelligent healthcare infrastructure.

Our model is designed to flex and scale with these diverse user groups — delivering tailored value while capturing strong recurring revenue potential across all tiers.

Intellectual Property

Trademarks

None

Governmental/Regulatory Approval and Compliance

There is a risk that we may not achieve regulatory approval for products. The regulatory pathway involves specific testing and compliance with standards, which presents challenges in meeting the requirements set by regulatory bodies like the FDA.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is a member-managed LLC, but is effectively operated by Elixem Holdings LLC , which is the majority member, and will remain the majority member

Other

The Company's principal address is: 16192 Coastal Highway,
Lewes, Sussex County DE 19958 ,

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$3,000	5%	$30,000
Estimated Attorney Fees	5%	$3,000	2.5%	$15,000
Estimated Accountant/Auditor Fees	5%	$3,000	2.5%	$15,000
General Marketing	5%	$3,000	2.5%	$15,000
Software Research and Development	40%	$24,000	40%	$240,000
Consultants & Future Wages	10%	$6,000	10%	$60,000
Hardware	20%	$12,000	30%	$180,000
General Working Capital	10%	$6,000	7,5%	$45,000
Total	100.00%	$60,000.00	100%	$600,000.00

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon company discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Dr Salman Naeem Gilani

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO since March 17, 2025

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Currently serving as the Medical Director at the Institute of Regenerative Medicine (IRM) in Islamabad, Dr. Gilani leads a team of elite medical professionals dedicated to harnessing the transformative power of stem cells. Beyond his clinical achievements, Dr. Gilani is a revered educator and mentor, serving as the Dean of the Institute of Regenerative Medicine.Dr. Gilani is the Affiliate of the American Board of Regenerative Medicine for the UAE and Pakistan. Dr. Gilani serves as the Medical Affairs Director at Aeon Clinic Dubai.

Education
- Rawalpindi Medical College, Punjab University, Pakistan. M.B.,B.S., (2000)
- ECFMG / USMLE (2009)
- Fellowship in Stem Cell Therapy, American Board of Anti-aging and Regenerative Medicine. (2017)
- Member American Academy of Anti-aging and Regenerative Medicine.
- Diplomat American Academy of Aesthetic Medicine.
- Diplomat American Board of Regenerative Medicine (2022)
- Fellow American Board of Regenerative Medicine (2023)
- Basic Life Support (BLS) Certification (2024)
- Advanced Cardiac Life Support (ACLS) Certification (2024)

Name
Mobin Saulat

All positions and offices held with the Company and date such position(s) was held with start and ending dates
MD since March 17, 2025

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Fellow Member of the Chartered Institute of Management Accountants -FCMA (CIMA-U.K.), brings over 30 years of distinguished experience across both public and private sectors. His

expertise spans strategic leadership, financial management, and project execution, with a proven track record of driving growth and delivering high-impact results. Mobin has served as CEO/MD of multiple entities, leading critical initiatives in diverse sectors, including Energy & Power (E&P), Mega Infrastructure, and Real Estate Development.

Education
• Fellow Member of the Chartered Institute of Management Accountants (CIMA-U.K.) (1997)
• MSc, Strategic Business Management – Manchester Metropolitan University (U.K.) (2019)
• Certified Director – Institute of Directors, U.K.
• Certified Carbon Management Leader (CCML) – Chartered Institute of Professional Certifications

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Members Interest Units
Amount outstanding	9,700,000 units
Voting Rights	Pro-rata
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No Limitations
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

None
The Company has not conducted any offerings, exempt or not, in the past 3 years.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Elixem Holdings LLC	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
To date, funding has been received from family and friends.

After the offering, we should expect to have enough liquidity to execute our business plan for 2025-27. Our main challenge is obtaining our minimum funding request of $60,000. Such funding will create the necessary incentives to attract friends and family participation.

The Company expects to achieve profitability within the next 18 months by taking the following steps:

Aggressive Marketing
Institutional Subscription
Launching Product Worldwide

Liquidity and Capital Resources

The Company has the following sources of capital in addition to the proceeds from the Offering: Aicenna is currently preparing a $4,000,000 round of funding subsequent to the $600,000 Members Interest offering.

Capital Expenditures and Other Obligations
The Company does not intend to make material capital expenditures in the future, other than as disclosed in the Use of Proceeds table above.

Material Changes and Other Information

The Company does not intend to make any material changes to its business operations in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 300 000 Units of Members Interest for up to $600,000.00. The Company is attempting to raise a minimum amount of $60,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 19, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $600,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Prairie Portal & Exchange LLC, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5% of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and Operating Agreement of the Company in conjunction with the following summary information.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:
None

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Salman Naeem Gilani

_____

(Signature)

Dr Salman Naeem Gilani

_____

(Name)

CEO

_____

(Title)

/s/ Mobin Saulat

_____

(Signature)

Mobin Saulat

_____

(Name)

MD

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Salman Naeem Gilani

_____
(Signature)

CEO
_____
(Title)

Salman Naeem Gilani
_____
(Name)

July 9, 2025
_____
(Date)

_____
/s/ Mobin Saulat
_____
(Signature)

MD
_____
(Title)

_____
Mobin Saulat
_____
(Name)

July 9, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Mobin Saulat, being the founder of AICENNA LLC, a Limited Liability Company (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of June 30, 2025 and the related statements of income (deficit), stockholder's equity, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Mobin Saulat
(Signature)

Mobin Saulat
(Name)

Director & MD
(Title)

July 9, 2025
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript

EXHIBIT A

Financial Statements

AICENNA LLC
FINANACIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2025

AICENNA LLC
STATEMENT OF FINANCIAL POSITION
FOR THE PERIOD ENDED JUNE 30, 2025

	June 30, 2025 US$
ASSETS	
NON-CURRENT ASSETS	
Fixed assets	
Property, Plant and Equipment	0.00
CURRENT ASSETS	
Advances	0.00
Cash and Bank Balances	0.00
	0.00
TOTAL ASSETS	0.00
EQUITY AND LIABILITIES	
SHARE CAPITAL AND RESERVES	
Issued Share Capital	0.00
Reserves	0.00
	0.00
NON-CURRENT LIABILITIES	
Loan	0.00
CURRENT LIABILITIES	
Creditors and Other Liabilities	0.00
Provision for Taxation	0.00
	0.00
CONTINGENCIES AND COMMITMENTS	0.00
TOTAL EQUITY AND LIABILITIES	0.00


AICENNA LLC
STATEMENT OF PROFIT OR LOSS
FOR THE PERIOD ENDED JUNE 30, 2025


	June 30, 2025 US$
REVENUE	0.00
Cost of Services	0.00
GROSS PROFIT / LOSS	**0.00**
Administrative Expenses	0.00
OPERATING PROFIT OR LOSS	**0.00**
Financial Charges	0.00
PROFIT / (LOSS) BEFORE TAXATION	**0.00**
Taxation	0.00
NET PROFIT / (LOSS) FOR THE YEAR	**0.00**

EXHIBIT B

Video Transcript

Hi everyone, it's Dr. Salman Gilani here. Many of you know me from our work in Regenerative Medicine, where we've worked together, improving health and changing lives. Today, I'm thrilled to share something truly special with you—a new journey that we're about to embark on together called AICENNA.

As a doctor, I've always believed that healthcare should be proactive, catching issues long before they become serious. Unfortunately, our current system usually waits until people feel sick before acting, and by then, treatments can be difficult, expensive, and less effective.

AICENNA is my dream of turning this around. We're bringing together the latest advancements in technology—like wearable devices that keep track of your health, DNA testing that predicts disease, and innovative AI technology that helps doctors see your health as clearly as possible. Imagine knowing exactly what's happening inside your body, even before you feel any symptoms. Picture being able to act early, making treatments simpler, quicker, and far more successful. With AICENNA, we're creating a personalized, virtual health companion—your digital twin—that constantly monitors and helps maintain your health.

What truly excites me is our MedAI Studio, a tool that allows doctors like myself and researchers to easily develop and refine health predictions using AI, tailoring care specifically to each person. This isn't just about technology; it's about human lives, families, and giving people the best chance for a healthy future.

Today, I invite you to join me as a partner in this exciting new venture. We're conducting a regulated capital raising campaign through Chainraise, a trusted broker platform, to bring this life-changing solution into hospitals, labs, and your own homes. Your partnership means the world to me—not only because it helps us achieve our mission, but because I deeply value your trust and collaboration in shaping a healthier future for all of us.

In the coming weeks and months, you will likely see and hear me updating you on the progress of this meaningful project and hope that we can speak in person about this opportunity and how you can be involved.

Join us at AICENNA, and let's make proactive and personalized healthcare a reality together. Thank you for believing in this vision and being part of my journey.